

Akamai

April 17, 2002

To our Stockholders:

I am pleased to invite you to attend the Annual Meeting of Stockholders of Akamai Technologies, Inc. to be held on Tuesday, May 21, 2002 at 10:00 a.m. at the Marriott Hotel Cambridge, Two Cambridge Center, Cambridge, Massachusetts.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, I hope you will vote as soon as possible. Voting by written proxy will ensure your representation at the Annual Meeting if you do not attend in person. Please review the instructions on the proxy card regarding each of these voting options.

Thank you for your ongoing support of and continued interest in Akamai Technologies, Inc.

Sincerely,

George H Conrades

GEORGE H. CONRADES
Chairman and Chief Executive Officer

AKAMAI TECHNOLOGIES, INC.

500 Technology Square
Cambridge, Massachusetts 02139

NOTICE OF 2002 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 21, 2002

The Annual Meeting of Stockholders of Akamai Technologies, Inc. will be held on Tuesday, May 21, 2002, at 10:00 a.m., local time, at the Marriott Hotel Cambridge, Two Cambridge Center, Cambridge, Massachusetts, to consider and act upon the following matters:

   (1) To elect two Class III directors of Akamai for the ensuing three years.

   (2) To approve an amendment to Akamai's 1999 Employee Stock Purchase Plan to automatically increase the number of shares of common stock available under the Plan each June 1 and December 1 to restore the number of shares available for issuance provided the aggregate number of shares shall not exceed 20,000,000.

   (3) To ratify the selection of PricewaterhouseCoopers LLP as the independent auditors of Akamai for the fiscal year ending December 31, 2002.

   (4) To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on April 2, 2002 are entitled to notice of, and to vote at, the Annual Meeting. The stock transfer books of Akamai will remain open for the purchase and sale of Akamai's common stock.

All stockholders are cordially invited to attend the meeting.

By order of the Board of Directors,



KATHRYN JORDEN MEYER
Vice President, General Counsel
and Secretary

Cambridge, Massachusetts
April 17, 2002

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND PROMPTLY MAIL IT IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES AT THE MEETING. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

AKAMAI TECHNOLOGIES, INC.
500 Technology Square
Cambridge, Massachusetts 02139

PROXY STATEMENT

THIS PROXY STATEMENT IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE BOARD OF DIRECTORS OF AKAMAI TECHNOLOGIES, INC. FOR USE AT THE 2002 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 21, 2002 AND AT ANY ADJOURNMENT OR ADJOURNMENTS OF THAT MEETING.

All proxies will be voted in accordance with the instructions contained therein, and if no choice is specified, the proxies will be voted in favor of the matters set forth in the accompanying Notice of Meeting. Any proxy may be revoked by a stockholder at any time before it is exercised by delivery of written revocation to the Secretary of Akamai or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not itself be deemed to revoke a proxy unless the stockholder gives affirmative notice at the Annual Meeting that the stockholder intends to revoke the proxy and vote in person.

Our Annual Report for the year ended December 31, 2001 is being mailed to stockholders with the mailing of this Notice of Annual Meeting and this Proxy Statement on or about April 17, 2002.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, except for exhibits, will be furnished without charge to any stockholder upon written request to J.C. Raby, Director of Investor Relations, Akamai Technologies, Inc., 500 Technology Square, Cambridge, Massachusetts 02139. Exhibits will be provided upon request and payment of an appropriate processing fee.

Voting Securities and Votes Required

On April 2, 2002, the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting, there were outstanding and entitled to vote an aggregate of 115,856,746 shares of our common stock, $.01 par value per share. Each share is entitled to one vote.

Under our by-laws, the holders of a majority of the shares of our common stock issued, outstanding and entitled to vote on any matter shall constitute a quorum with respect to that matter at the Annual Meeting. Shares of our common stock present in person or represented by proxy (including shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum is present.

The affirmative vote of the holders of a plurality of the shares of our common stock voting on the matter is required for the election of directors. The affirmative vote of the holders of a majority of the shares of our common stock voting on the matter is required for approval of the amendment to the 1999 Employee Stock Purchase Plan, as amended, which we refer to in this Proxy Statement as the Employee Stock Purchase Plan, and the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2002.

Shares that abstain from voting as to a particular matter and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter, will not be counted as votes in favor of such matter and will also not be counted as votes cast or shares voting on such matter. Accordingly, abstentions and "broker non-votes" will have no effect on the voting of each matter that requires the affirmative vote of a certain percentage of the votes cast or shares voting on a matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as to the number of shares of our common stock beneficially owned as of March 31, 2002 by the following:

- each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;

- each of our directors;

- our chief executive officer and our four other most highly compensated executive officers; and

- all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, which we sometimes refer to as the Commission in this Proxy Statement, and includes voting and investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Beneficial ownership includes any shares that the person has the right to acquire within 60 days after March 31, 2002 through the exercise of any stock option or upon conversion of our $5\frac{1}{2}$% convertible subordinated notes due 2007. Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o Akamai Technologies, Inc., 500 Technology Square, Cambridge, Massachusetts 02139.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding (%)
Massachusetts Financial Services Company(1) 500 Boylston Street Boston, MA 02116	11,063,202	9.55
Baker Communications Fund, L.P.(2) c/o Baker Capital Partners, LLC 540 Madison Avenue New York, NY 10022	7,818,471	6.69
Anne E. Lewin(3) c/o Nan Giner Hale and Dorr LLP 60 State Street Boston, MA 02109	7,316,750	6.32
Susan Silbeberg(3) c/o Nan Giner Hale and Dorr LLP 60 State Street Boston, MA 02109	7,316,750	6.32
F. Thomson Leighton(4)	7,248,250	6.26
Arthur H. Bilger(5)	1,161,527	*
George H. Conrades(6)	4,852,389	4.19
Martin M. Coyne II	0	*
Todd A. Dagres(7)	2,118,304	1.83
Ronald Graham(8)	37,500	*
William A. Halter	0	*
Leo Hindery, Jr.	0	*
Naomi O. Seligman	0	*
Michael A. Ruffolo(9)	53,419	*
Paul Sagan(10)	1,296,430	1.12
Chris Schoettle(11)	187,806	*
Timothy Weller(12)	652,647	*
All executive officers, Akamai Named Executive Officers and directors as a group (13 persons)(13)	17,608,272	15.16

* Percentage is less than 1% of the total number of outstanding shares of our common stock.

(1) The information reported is based on a Schedule 13G dated February 14, 2002, filed with the Commission by Massachusetts Financial Services Company, a registered investment advisor in which capacity it has beneficial ownership of 11,063,202 shares of our common stock.

(2) The information reported is based on a Schedule 13D dated November 8, 1999, filed with the Commission by Baker Capital Partners, LLC, Edward Scott and Baker Communications Fund, L.P., which we refer to as the Baker Fund and whose principal business is investment in securities. Includes 6,883,803 shares held by the Baker Fund and 934,668 shares issuable upon the exercise of warrants exercisable within 60 days after March 31, 2002 held by the Baker Fund. Baker Capital Partners, LLC is general partner of the Baker Fund. Edward Scott, formerly a director of Akamai, is a manager of Baker Capital Partners, LLC.

(3) The information reported is based on a Schedule 13G dated February 14, 2002, filed with the Commission by Mses. Lewin and Silbeberg, who hold such shares of our common stock jointly as co-trustees of the Daniel Lewin Revocable Trust.

(4) Includes 100,000 shares of our common stock purchased in February 2002.

(5) Represents 1,148,177 shares of our common stock held by ADASE Partners, L.P. and warrants to purchase 13,350 shares of our common stock held by AT Investors LLC and exercisable within 60 days after March 31, 2002. Mr. Bilger, a director of Akamai, is the managing member of the general partner of ADASE Partners, L.P. and managing member of AT Investors LLC. Mr. Bilger disclaims beneficial ownership of the shares of our common stock held by ADASE Partners, L.P. and AT Investors LLC except to the extent of his pecuniary interest in those entities.

(6) Represents 3,928,694 shares of our common stock purchased by Mr. Conrades when he joined Akamai (see "Certain Relationships and Related Transactions" elsewhere in this proxy statement); 610,687 shares of our common stock issued upon conversion of securities purchased by Mr. Conrades in connection with our financing activities prior to our initial public offering in October 1999; 287,900 shares of our common stock purchased by Mr. Conrades in open market transactions in February 2002; and 8,694 shares of our common stock issuable upon the exercise of warrants exercisable within 60 days of March 31, 2002. Excludes shares of our common stock held by entities affiliated with Polaris Venture Management Co. II, LLC of which Mr. Conrades is a venture partner.

(7) Includes 2,082,748 shares of our common stock held by Battery Ventures IV, L.P. and 35,556 shares of our common stock held by Battery Investment Partners IV, LLC. Battery Ventures IV, L.P. is the managing member of Battery Investment Partners IV, LLC. Mr. Dagres is a general partner of Battery Ventures IV, L.P. Mr. Dagres disclaims beneficial ownership of the shares of our common stock held by Battery Ventures IV, L.P. and Battery Investment Partners IV, LLC.

(8) Includes 20,000 shares of our common stock held by his wife and options to purchase 12,500 shares of our common stock exercisable within 60 days of March 31, 2002.

(9) Represents options to purchase shares of our common stock exercisable within 60 days of March 31, 2002.

(10) Represents 556,154 shares of our common stock purchased by Mr. Sagan when he joined Akamai; 600,000 shares of our common stock purchased by Mr. Sagan when he became our President in May 1999; 137,623 shares of our common stock issued upon conversion of securities purchased by Mr. Sagan in connection with our financing activities prior to our initial public offering in October 1999; 2,647 shares of our common stock purchased through the Employee Stock Purchase Plan; and 6 shares of our common stock held by Mr. Sagan's minor children.

(11) Includes options to purchase 187,500 shares of our common stock exercisable within 60 days of March 31, 2002.

(12) Represents 650,000 shares of our common stock purchased by Mr. Weller when he joined Akamai (see "Certain Relationships and Related Transactions" elsewhere in this proxy statement) and 2,647 shares of our common stock purchased through the Employee Stock Purchase Plan.

(13) Includes 275,463 shares of our common stock issuable upon the exercise of options and warrants exercisable within 60 days after March 31, 2002.

ELECTION OF DIRECTORS

Our board of directors currently consists of nine persons, divided into three equal classes, serving staggered terms of three years. Two Class III directors are to be elected at the Annual Meeting. The board of directors has nominated William A. Halter and Leo Hindery, Jr. to serve as Class III directors for a term expiring at the 2005 annual meeting of our stockholders. Upon his election as a director at the Annual Meeting, Mr. Halter, currently a Class I director, will be reclassified as a Class III director in accordance with our by-laws. Arthur H. Bilger and Todd A. Dagres, who currently serve as Class III directors, intend to step down as directors upon the expiration of their current terms at the Annual Meeting and will not stand for re-election.

Following the Annual Meeting, our board of directors will consist of two Class I directors (with terms expiring in 2004), three Class II directors (with terms expiring in 2003) and two Class III directors (with terms expiring in 2005). Each of the Class III directors elected at the Annual Meeting will hold office until the 2005 annual meeting of our stockholders or until his or her successor has been duly elected and qualified.

In the event that either nominee for Class III director becomes unavailable or declines to serve as a director at the time of the Annual Meeting, the proxy holders will vote the proxies in their discretion for any nominee who is designated by the current board of directors to fill the vacancy. It is not expected that any of the nominees will be unavailable to serve.

Set forth below is the name of each member of the board of directors (including the nominees for election as Class III directors), and the positions and offices held by him or her, his or her principal occupation and business experience during the past five years, the names of other publicly held companies of which he or she serves as a director and the year of the commencement of his or her term as a director of Akamai. Information with respect to the number of shares of our common stock beneficially owned by each director, directly or indirectly, as of March 31, 2002, appears above under the heading "Security Ownership of Certain Beneficial Owners and Management."

Board Recommendation

Our board of directors believes that approval of the election of William A. Halter and Leo Hindery, Jr. to serve as Class III directors is in the best interests of Akamai and our stockholders and, therefore, recommends that the stockholders vote FOR this proposal.

Nominees for Terms Expiring in 2005 (Class III Directors)

William A. Halter, age 41, has served as a director of Akamai since August 2001. Since April 2001, Mr. Halter has been a self-employed consultant who provides business consulting and advisory services to corporate enterprises. Between November 1999 and March 2001, Mr. Halter served as Deputy Commissioner and later as Acting Commissioner of the United States Social Security Administration, an independent agency of the federal government. From 1993 through November 1999, Mr. Halter was a Senior Advisor in the Office of Management and Budget of the Executive Office of the President of the United States. Mr. Halter also serves on the Board of Trustees of Stanford University.

Leo Hindery, Jr., age 54, has served as a director of Akamai since September 2001. Since September 2001, Mr. Hindery has served as Chairman and Chief Executive Officer of The YES Network, a regional sports network formed around the broadcast rights of the New York Yankees, the New Jersey Nets and the New Jersey Devils. Between February 2001 and August 2001, Mr. Hindery was an independent businessman. From December 1999 until January 2001, Mr. Hindery was Chairman and Chief Executive Officer of GlobalCenter, Inc., a telecommunications company that was acquired by Exodus Communications in January 2001. From February 1997 until November 1999, Mr. Hindery was President and Chief Executive Officer of AT&T Broadband and its predecessor, Tele-Communications, Inc., a telecommunications company. Mr. Hindery also serves on the board of directors of GT Group Telecom, Inc.

Directors Whose Terms Expire in 2004 (Class II Directors)

Ronald Graham, age 66, has served as a director of Akamai since August 2001. Mr. Graham, a professor at the University of California at San Diego since January 1999, is currently the Irwin and Joan Jacobs Endowed Chair of Computer and Information Science. In addition, since July 1996, Mr. Graham has served as the Treasurer of the National Academy of Sciences. From 1962 until December 1999, Mr. Graham served in a variety of positions at AT&T Corp., a global telecommunications corporation, most recently as Chief Scientist.

F. Thomson Leighton, age 45, co-founded Akamai and has served as our Chief Scientist and as a director since August 1998. Dr. Leighton has been a professor of Mathematics at MIT since 1982 and has served as the Head of the Algorithms Group in MIT's Laboratory for Computer Science since its inception in 1996. Dr. Leighton is currently on leave from MIT. Dr. Leighton is a former two-term chair of the 2,000-member Association of Computing Machinery Special Interest Group on Algorithms and Complexity Theory, and a former two-term Editor-in-Chief of the Journal of the ACM, one of the nation's premier journals for computer science research.

Naomi O. Seligman, age 63, has served as a director of Akamai since November 2001. Ms. Seligman has been a senior partner at Ostriker von Simson, consultants on information technology, since June 1999. Previously, Ms. Seligman served as a co-founder and senior partner of the Research Board, Inc., a private sector institution sponsored by one hundred CIOs from the largest companies in North America, Europe and Australia outside the computing and communications sectors. Ms. Seligman also serves on the board of directors of Dun & Bradstreet, John Wiley & Sons, Inc., Martha Stewart Living Omnimedia and Sun Microsystems.

Directors Whose Terms Expire in 2003 (Class I Directors)

George H. Conrades, age 63, has served as our Chairman and Chief Executive Officer since April 1999 and as a director since December 1998. Mr. Conrades has also been a venture partner of Polaris Venture Partners, Inc., an early stage investment company, since August 1998. From August 1997 to July 1998, Mr. Conrades served as Executive Vice President of GTE and President of GTE Internetworking, an integrated telecommunication services firm. Mr. Conrades served as Chairman of the board of directors and Chief Executive Officer of BBN Corporation, a national Internet services provider and Internet technology research and development company, from January 1994 until its acquisition by GTE Internetworking in July 1997. Prior to joining BBN Corporation, Mr. Conrades was an IBM Senior Vice President and a member of IBM's Corporate Management Board. Mr. Conrades is currently a director of Viacom, Inc., a media company, and Cardinal Health, Inc., a provider of services supporting the healthcare industry.

Martin M. Coyne II, age 53, has served as a director of Akamai since November 2001. Since 1995, Mr. Coyne has served in a variety of positions at the Eastman Kodak Company, which develops, manufactures and markets imaging products and services. Mr. Coyne currently serves as Group Executive, Photography Group, and Executive Vice President of Eastman Kodak.

Directors Whose Terms Expire in 2002 (Class III Directors)

Arthur H. Bilger, age 49, has served as a director of Akamai since November 1998 and has served as Vice Chairman of the board of directors since August 1999. Mr. Bilger is a founder and has been Managing Member of Shelter Capital Partners LLC, a venture capital firm, since December 2000. Between April 1997 and December 2000, Mr. Bilger was a private investor. From December 1994 until March 1997, Mr. Bilger was President, Chief Operating Officer and a member of the board of directors of New World Communications Group Incorporated, an entity engaged in television broadcasting and production. Mr. Bilger is currently a director of Mandalay Resort Group, an owner and operator of hotel casino facilities.

Todd A. Dagres, age 40, has served as a director of Akamai since November 1998. Since February 1996, Mr. Dagres has been a general partner of Battery Ventures, a venture capital firm. From February 1994 to February 1996, Mr. Dagres was a Principal and Senior Technology Analyst at Montgomery Securities, now known as Banc of America Securities LLC, an investment bank and brokerage firm. Mr. Dagres also serves as a director of Focal Communications, Inc., a communications provider.

Other Executive Officers of Akamai

Michael Ruffolo, age 40, joined Akamai in August 2001 as Executive Vice President. Since November 2001, he has served as Executive Vice President, Global Sales, Services and Marketing, responsible for directing our sales, channels, corporate marketing, business development and service delivery operations. Prior to joining Akamai, Mr. Ruffolo was Executive Vice President, Global Sales, Services and Marketing at EMC Corporation, a global provider of information storage systems, software and services, from January 2000 through April 2001. From April 1998 through December 1999, Mr. Ruffolo was President, Document Solutions Group of Xerox Corporation, an international firm that sells document outsourcing solutions, services, software and supplies designed for enterprises and production-printing environments. From June 1996 until April 1998, Mr. Ruffolo served as Vice President and Chief Information Officer for NCR Corporation, a global provider of data warehouse, retail store automation, and financial self-service solutions and services.

Paul Sagan, age 42, joined Akamai in October 1998 as Vice President and Chief Operating Officer. Mr. Sagan has served as our President since May 1999 and served as Chief Operating Officer until March 2001. From July 1997 to August 1998, Mr. Sagan was Senior Advisor to the World Economic Forum, a Geneva, Switzerland-based organization. From December 1995 to December 1996, Mr. Sagan was the President and Editor of Time Inc. NewMedia, an affiliate of Time Warner, Inc., a global media and entertainment company.

Chris Schoettle, age 38, joined Akamai in March 2001 as Executive Vice President and Chief Operating Officer. Since March 2002, he has served as Executive Vice President, Technology and Network Infrastructure, responsible for product development, engineering, operations, network infrastructure and architecture. Prior to joining Akamai, Mr. Schoettle was employed at Lucent Technologies, a communications infrastructure company, serving as President of Broadband Access from May 2000 to March 2001, as Vice President and General Manager of VoIP (Voice over IP) Access Networks from July 1999 to May 2000 and as Vice President of IP Communications from August 1998 to July 1999. Prior to joining Lucent, Mr. Schoettle was employed at AT&T, a global voice and data communications company, serving as General Manager of Next Generation IP Services from March 1997 to August 1998.

Timothy Weller, age 36, joined Akamai in August 1999 as Chief Financial Officer. From July 1993 until August 1999, Mr. Weller was an equity research analyst at Donaldson, Lufkin & Jenrette, an investment banking firm. Mr. Weller holds a Ph.D. in Electrical Engineering from the University of Illinois.

No person who served as a director or executive officer of Akamai during the year ended December 31, 2001 has a substantial interest, direct or indirect, in any matter to be acted upon at the Annual Meeting other than the election of Class III directors. Each executive officer serves at the discretion of our board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board and Committee Meetings

The board of directors held 18 meetings during fiscal year 2001 and took five actions by unanimous written consent during such year. Except as disclosed below, each incumbent director attended at least 75% of the total number of meetings of the board of directors and each committee on which he or she served during the fiscal year ended December 31, 2001. Mr. Leighton attended 13 of 18 meetings of the board of directors held during 2001.

The board of directors has an Audit Committee and a Compensation Committee.

The Audit Committee currently consists of three independent directors, Mr. Bilger, Mr. Coyne and Halter. Mr. Dagres, Mr. Hindery, Terrance McGuire and Edward Scott also served on the Audit Committee during a portion of 2001. The Audit Committee reviews the professional services provided by our independent accountants, the independence of such accountants from our management, our annual financial statements and our system of internal accounting controls. The Audit Committee also reviews such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention. The Audit Committee held 13 meetings in fiscal year 2001.

The Compensation Committee currently consists of three independent directors, Mr. Bilger, Mr. Graham and Ms. Seligman. The Compensation Committee reviews executive salaries, administers our bonus, incentive compensation and stock plans, approves stock option grants and approves the salaries and other benefits of our executive officers. In addition, the Compensation Committee consults with our management regarding our benefit plans and compensation policies and practices. The Compensation Committee held seven meetings during fiscal year 2001 and took 10 actions by unanimous written consent during such year.

Compensation of Directors

We reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. Our employees who serve on the board of directors are not compensated for their service as directors. Non-employee directors do not receive cash compensation for their service on the board of directors; however, each such director is eligible to receive stock options to purchase 50,000 shares of our common stock when he or she joins the board of directors. The exercise price of each such stock option is the fair market value of our common stock as of the grant date, and the stock option vests over a four-year period. Each of Mr. Coyne, Mr. Graham, Mr. Halter, Mr. Hindery and Ms. Seligman, representing the non-employee directors who joined our board of directors in 2001, received a stock option to purchase 50,000 shares of our common stock. In addition, non-employee directors are eligible to receive an additional stock option to purchase 20,000 shares of our common stock on the date of each annual meeting of our stockholders for so long as he or she continues to serve as a director. The exercise price of each such stock option will be the fair market value of our common stock on the grant date, and the stock option will vest over a two year period.

Prior to joining our board of directors, Mr. Graham served as a consultant to Akamai. Upon joining the board of directors, Akamai and Mr. Graham agreed to terminate his consulting agreement. A stock option to purchase 40,000 shares of our common stock granted to Mr. Graham in 1999 under the consulting agreement will continue to vest for so long as he continues to serve on our board of directors.

Executive Compensation

Summary Compensation Table

The following table sets forth information with respect to the compensation earned by

- each of the persons who served during 2001 as our chief executive officer; and

- each of our four other most highly compensated executive officers who received annual compensation in excess of $100,000 in 2001.

We refer to these individuals as the Akamai Named Executive Officers. In the table below, columns required by the regulations of the Commission have been omitted where no information was required to be disclosed under those columns.

| | | Annual Compensation | | Long Term Compensation — Number of Securities Underlying Options | Other |
Name and Principal Position(1)	Year	Salary($)(2)	Bonus($)		Compensation(3)
George H. Conrades.....................	2001	132,500	—	—	—
Chairman of the Board of Directors	2000	345,000	—	—	—
and Chief Executive Officer	1999	260,077	—	—	—
Michael Ruffolo	2001	146,153	50,000	803,419	—
Executive Vice President,	2000	—	—	—	—
Global Sales, Services and Marketing	1999	—	—	—	—
Paul Sagan	2001	185,000	—	—	—
President	2000	250,000	—	—	—
	1999	205,417	—	—	—
Chris Schoettle	2001	230,769	80,000	750,000	139,319(4)
Executive Vice President,	2000	—	—	—	—
Technology and Network Infrastructure	1999	—	—	—	—
Timothy Weller........................	2001	250,000	—	—	—
Vice President and Chief Financial	2000	250,000	—	—	—
Officer	1999	75,962	—	—	—

(1) Mr. Conrades commenced employment with Akamai in April 1999; Mr. Ruffolo commenced employment with Akamai in August 2001; Mr. Sagan commenced employment with Akamai in October 1998; Mr. Schoettle commenced employment with Akamai in March 2001; and Mr. Weller commenced employment with Akamai in August 1999.

(2) In 2001, Mr. Conrades voluntarily elected to reduce his annual salary to $20,000, and Mr. Sagan voluntarily elected to reduce his annual salary to $20,000. See "Report of the Compensation Committee" elsewhere in this proxy statement.

(3) With the exception of Mr. Schoettle, other compensation in the form of perquisites and other personal benefits has been omitted because these perquisites and other personal benefits contributed less than $50,000 or 10% of the total salary and bonus for each Akamai Named Executive Officer for that year.

(4) Consists of relocation benefits.

Option Grants During Fiscal Year 2001

The following table sets forth each grant of options to purchase our common stock during 2001 to each of the Akamai Named Executive Officers. No stock appreciation rights were granted during such fiscal year.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
	Number of Securities Underlying Options/ SARs Granted	Percent of Total Options/SARs Granted to Employees in Fiscal Year 2001(%)	Exercise or Base Price Per Share ($/Share)	Expiration Date	5%($)	10%($)
George H. Conrades	—	—	—	—	—	—
Michael Ruffolo	500,000(2)	5.40	5.85 (3)	8/13/2011	1,839,517	4,661,697
	53,419(4)	0.58	1.17	8/13/2011	446,531	748,047
	250,000(2)	2.70	5.49 (3)	12/11/2011	863,158	2,187,412
Paul Sagan	—	—	—	—	—	—
Chris Schoettle	425,000(2)	4.59	9.469(3)	3/19/2011	2,530,876	6,413,738
	325,000(2)	3.51	4.21 (3)	8/31/2011	860,485	2,180,638
Timothy Weller	—	—	—	—	—	—

(1) The potential realizable value is calculated based on the term of the Akamai stock option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of the price performance of our stock. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the Akamai stock option and that the Akamai stock option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

(2) Options vest over a four year period, with 25% vested one year after the date of grant and the balance vesting ratably on a quarterly basis over the remaining three years.

(3) The exercise price was equal to the fair market value of our common stock as determined by our board of directors on the date of grant based on the closing price of our common stock on the Nasdaq National Market on such date.

(4) Options vest over a 180-day period, with 50% vesting 90 days after the date of grant and the balance vesting 180 days after the date of grant.

Options Exercised During Fiscal Year 2001

None of the Akamai Named Executive Officers exercised Akamai stock options in 2001.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, requires that our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, which we refer to as reporting persons, file reports of ownership and changes in ownership of such securities with the Commission. Officers, directors and greater than ten-percent beneficial owners are required by applicable regulations to furnish us with copies of all Section 16(a) forms they file. We are not aware of any beneficial owner of more than ten percent of our common stock.

Based on our review of copies of reports filed by reporting persons or written representations from such persons, we believe that during fiscal 2001 all filings required to be made by the reporting persons were made in accordance with the requirements of the Exchange Act, except for the following filings: In March 2001, Mr. Conrades amended his Form 4 filing for February 2001 to report the receipt of shares of our common stock from a distribution by Polaris Venture Partners Founders Fund II, L.P. In March 2002, Mr. Ruffolo amended his Form 4 filing for December 2001 to report the grant of an option to purchase 250,000 shares of our common stock. In the second quarter of 2002, Mr. Graham amended his Form 3 filing for August 2001 to report his direct ownership of 5,000 shares of our common stock and his indirect ownership of 20,000 shares of our common stock, which 20,000 shares had been previously reported as being held directly by Mr. Graham.

Report of the Compensation Committee

The Compensation Committee of Akamai's board of directors has furnished the following report on executive compensation.

The Compensation Committee of Akamai's board of directors, which consists of Mr. Bilger, Mr. Graham and Ms. Seligman, reviews executive salaries, administers Akamai's stock plans and any executive bonus and other executive incentive plans and approves the salaries and other benefits of its executive officers. In addition, the Compensation Committee consults with Akamai's management regarding its benefit plans and is responsible for reviewing Akamai's overall compensation policies and practices.

Compensation Philosophies

Akamai's executive compensation program for 2001 consisted primarily of base salary and stock options or restricted stock designed to align executive compensation with Akamai's long-term strategic goals and stockholder interest and to attract, retain and reward executives. The Compensation Committee's executive compensation philosophy holds that a significant portion of executive compensation should be tied directly to the performance of Akamai as a whole. The stock option grants, restricted stock options and discounted stock options for Akamai executives reflect this philosophy. By linking compensation to Akamai's business objectives, we believe that a performance-oriented environment is created for its executives and other employees. Akamai issued a discounted stock option as a hiring bonus to attract Mr. Ruffolo to Akamai.

Akamai's executive compensation program for 2001 was also intended to align executive and stockholder interests by providing executives with an equity interest in Akamai through the granting of stock options or restricted stock, or a combination of both. The Compensation Committee based its review of recommended grants on various factors, including the executive's responsibilities, the executive's past, present and expected contributions to Akamai and current market grants in companies of similar size, market capitalization and industry.

Compensation in Fiscal 2001

Base Salary. Base salaries for executive officers are determined annually by reviewing three key areas, 1) the practices of companies of similar size, market capitalization and industry 2) the skills and performance level of the individual executive relative to targeted performance criteria and 3) actual corporate performance. Aligned with Akamai's path to profitability, several senior executives voluntarily elected to reduce their base salaries significantly. In September 2001, Mr. Sagan voluntarily elected to reduce his annual salary from $250,000 to $50,000 per year and further reduced it to $20,000 per year in November 2001. Mr. Leighton also reduced his salary to $20,000 per year in April 2001.

Incentive Bonus. Akamai does not have an annual incentive plan for executive officers. Cash bonuses are used on an exception basis to attract, retain and motivate executives, primarily as a first-year incentive. When cash bonuses are employed, the executive's cash bonus is based on the achievement of company specific performance measures and individual specific objectives and the contribution of the executive to the overall success and achievements of Akamai and its management team. In January 2002, Akamai paid performance bonuses in cash to Messrs. Schoettle and Ruffolo for the year ended December 31, 2001.

Long-Term Incentives. The Compensation Committee believes that stock options are an excellent long-term incentive for executives that aligns executive and stockholder interests and assists in retention of key officers and employees. Stock options granted under Akamai's stock option program generally vest over four years. The Compensation Committee has linked and may in the future determine to more closely link the vesting of stock options with an executive's achievement of a particular objective. When determining stock option awards, the Compensation Committee considers an executive's current contributions to Akamai's performance, the anticipated contribution to meeting Akamai's long-term strategic performance goals, his or her position with Akamai and industry practice. The direct link between the value of a stock option to an executive and an increase in the price of Akamai's stock makes stock option awards a key method for aligning executive compensation with stockholder value. During 2001, the Akamai Named Executive Officers received options to purchase an aggregate of 1,553,419 shares of common stock at a weighted average exercise price of $6.28 per share, as indicated in the table under the heading "Option Grants During Fiscal Year 2001."

Chairman and Chief Executive Officer

Mr. Conrades' base salary and long-term incentive compensation are determined by the Compensation Committee without Mr. Conrades' participation, based upon the same factors as those used by the Compensation Committee for executives in general. In April, 2001, Mr. Conrades made a voluntary election to reduce his base salary from $345,000 to $20,000. Mr. Conrades does not participate in a cash-based incentive plan and did not receive stock option grants or other equity awards in 2001.

Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to in this Proxy Statement as the Code, generally disallows a federal income tax deduction to public companies for certain compensation over $1,000,000 paid to the company's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee intends to review the potential effects of Section 162(m) periodically and intends to structure its stock option grants in a manner that is intended to avoid disallowance of deductions under Section 162(m) of the Code. Nevertheless, the Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be in excess of the limit if the Compensation Committee believes that such payments are appropriate and in the best interests of stockholders, after taking into consideration changing business conditions and the performance of Akamai's employees.


Compensation Committee

Arthur H. Bilger
Ronald Graham
Naomi O. Seligman


Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Mr. Bilger, Mr. Graham and Ms. Seligman. Mr. Graham and Ms. Seligman joined the Compensation Committee of the board of directors during 2001. Mr. Bilger has served on the Compensation Committee since 2000. Mr. Dagres and Terrance McGuire also served on the Compensation Committee during 2001. No member of the Compensation Committee was at any time during 2001, or formerly, an officer or employee of Akamai or any of our subsidiaries, and, except as indicated in "Certain Relationships and Related Party Transactions" below, no member of the Compensation Committee had any relationship with us requiring disclosure under Item 404 of Regulation S-K under the Exchange Act.

None of our executive officers has served as a director or member of the Compensation Committee (or other committee serving an equivalent function) of any other organization, one of whose executive officers served as a director or member of the Compensation Committee.

Comparative Stock Performance

The following graph compares the cumulative total return to stockholders of our common stock for the period from October 29, 1999, the date our common stock was first traded on the Nasdaq National Market, through December 31, 2001 with the cumulative total return over such period of:

• the Nasdaq Stock Market (U.S.) Index; and

• the S&P Technology Sector Index.

The graph assumes the investment of $100 in our common stock on October 29, 1999 (at the initial public offering price) and in each of such indices (and the reinvestment of all dividends). The performance shown is not necessarily indicative of future performance.



	10/99	12/99	3/00	6/00	9/00	12/00	3/01	6/01	9/01	12/01
Akamai Technologies, Inc.	$100.00	$1,260.10	$618.51	$456.67	$201.98	$81.01	$32.93	$35.29	$11.19	$22.85
Nasdaq Stock Market (U.S.)	$100.00	$ 136.09	$154.15	$133.70	$123.81	$83.28	$61.37	$72.83	$50.53	$65.75
S&P Technology Sector	$100.00	$ 132.41	$149.74	$136.23	$117.58	$79.46	$59.71	$67.53	$45.11	$60.37

Report of the Audit Committee

The Audit Committee of our board of directors has furnished the following report on the Audit Committee's review of our audited financial statements:

The Audit Committee of Akamai's board of directors, which consists of Mr. Bilger, Mr. Coyne, and Mr. Halter, provides assistance to the board of directors in fulfilling its responsibility to Akamai's stockholders with respect to the adequacy and effectiveness of Akamai's corporate accounting and reporting practices and the quality and integrity of its financial reports. The Audit Committee acts under a written charter that was first adopted and approved in May 2000. The Audit Committee held 13 meetings in 2001. The members of the Audit Committee are independent directors as defined by the Audit Committee charter and the rules of the Nasdaq Stock Market.

The Audit Committee reviewed the audited financial statements of Akamai for the years ended December 31, 2001, December 31, 2000 and December 31, 1999 that were included in Akamai's annual report on Form 10-K as filed with the Commission. We refer to these audited financial statements as the Financial Statements. The Audit Committee discussed the Financial Statements with Akamai's management and its independent auditors, PricewaterhouseCoopers LLP, which we refer to as PWC. The Audit Committee discussed with PWC the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees."

The Audit Committee also discussed with PWC its independence from Akamai and considered whether PWC's rendering of certain services to Akamai, other than services rendered in connection with the audit or review of the Financial Statements, is compatible with maintaining PWC's independence. See "Ratification of Selection of Independent Auditors" included elsewhere in this Proxy Statement. In connection with these matters, Akamai received the written disclosures and letter from PWC required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." This Standard requires auditors annually to disclose in writing all relationships that in the auditor's professional opinion may reasonably be thought to bear on its independence, to confirm its perceived independence and to engage in a discussion of independence.

Based on its review of the Financial Statements and its discussions with management and PWC, the Audit Committee recommended to the board of directors that the Financial Statements be included in Akamai's annual report on Form 10-K for the year ended December 31, 2001 as filed with the Commission.


Audit Committee

Arthur Bilger
Martin Coyne II
William Halter


Certain Relationships and Related Party Transactions

Agreements With Executive Officers

On March 26, 1999, in connection with the issuance of restricted shares of our common stock, we loaned $1,980,000 to George H. Conrades, our Chairman and Chief Executive Officer. The loan was at an interest rate of 5.3% per year, compounded annually until paid in full. Mr. Conrades repaid all amounts outstanding under such loan in 2001. On March 26, 1999, we entered into a severance agreement with Mr. Conrades. The severance agreement requires us to pay Mr. Conrades a lump-sum cash payment equal to 299% of his average annual salary and bonus for the most recent three years if his employment is terminated by us other than for cause within two years following a change in control of Akamai. Under the terms of Mr. Conrades' restricted stock grant, our right to repurchase shares of unvested restricted stock will cease in the event of a change in control of Akamai.

On July 23, 1999, in connection with the issuance of restricted common stock, we loaned $2,619,750 to Timothy Weller, our Chief Financial Officer and Treasurer. The loan must be paid in full by July 23, 2009 or earlier to the extent of proceeds, net of taxes, received by Mr. Weller upon his sale of his restricted shares of our common stock. On December 31, 2001, Mr. Weller's promissory note was amended to establish an interest rate of 3.97%. In addition, the amended note provides that, in the event Mr. Weller ceases, for any reason, to be employed by us, we may declare the aggregate unpaid balance of all principal and interest on the note immediately due and payable. The largest amount outstanding under the note during the fiscal year ended December 31, 2001 was $3,029,681. As of March 31, 2002, the amount of principal and interest outstanding under the note was approximately $2,645,800. Under the terms of Mr. Weller's restricted stock grant, our right to repurchase shares of unvested restricted stock will cease in the event of a change in control of Akamai. In addition, if Mr. Weller's employment is terminated by us other than for cause or by Mr. Weller for good reason (as defined in Mr. Weller's restricted stock agreement), all of Mr. Weller's unvested restricted stock will vest.

On February 15, 2001, we entered into a letter agreement with Chris Schoettle setting forth his responsibilities and compensation. The agreement provides that if Mr. Schoettle's employment is terminated by us other than for cause during the first three years of his employment, we will pay him an amount equal to one year of his then-base salary plus certain medical benefits. The agreement also provides that if such a termination occurs during the first year of Mr. Schoettle's employment with us, 25% of his initial stock option grant would be deemed vested at such time. If such a termination occurs during the second year of Mr. Schoettle's employment with us, 50% of his initial stock option grant would be deemed vested at such time. If such a termination occurs during the third year of Mr. Schoettle's employment with us, 75% of his initial stock option grant would be deemed vested at such time. In addition, if there is a change of control of Akamai and the surviving entity fails to offer to employ Mr. Schoettle in a position with responsibilities that are commensurate with his responsibilities with us and, as a result, his employment terminates voluntarily or involuntarily, he shall be entitled to receive payment of an amount equal to one year of his then-base salary. If there is a change of control of Akamai, the number of shares of our common stock as to which Mr. Schoettle's options have vested shall be calculated as though the applicable grant date were the date that is one year prior to such grant date.

On April 2, 2001, we entered into a letter agreement with Earl P. Galleher, III, formerly our Executive Vice President, setting forth the terms of the termination of his employment with us. Under such agreement, we agreed to accelerate the vesting of 393,750 shares of restricted stock held by Mr. Galleher and to exercise our repurchase option with respect to 236,250 unvested shares of restricted stock owned by him at a purchase price of $9,582.

On July 24, 2001, we entered into a letter agreement with Michael Ruffolo, subsequently amended on July 27, 2001, setting forth his responsibilities and compensation. The agreement provides that if Mr. Ruffolo's employment is terminated by us other than for cause during the first three years of his employment, we will pay him an amount equal to one year of his then-base salary plus certain medical benefits. The agreement also provides that if such a termination occurs during the first year of Mr. Ruffolo's employment with us, 25% of his initial stock option grant would be deemed vested at such time. If such a termination occurs during the second year of Mr. Ruffolo's employment with us, 50% of his initial stock option grant would be deemed vested at such time. If such a termination occurs during the third year of Mr. Ruffolo's employment with us, 75% of his initial stock option grant would be deemed vested at such time. In addition, if there is a change of control of Akamai and the surviving entity fails to offer to employ Mr. Ruffolo in a position with responsibilities that are commensurate with his responsibilities with us and, as a result, his employment terminates voluntarily or involuntarily, he shall be entitled to receive payment of an amount equal to one year of his then-base salary. If there is a change of control of Akamai, the number of shares of our common stock as to which Mr. Ruffolo's options have vested shall be calculated as though the applicable grant date were the date that is one year prior to such grant date.

Sockeye Networks, Inc.

In the fourth quarter of 2000, we formed Arriva! Networks, Inc., later renamed Sockeye Networks, Inc., or Sockeye, as a wholly-owned subsidiary and contributed certain technology to it in exchange for shares of preferred stock of Sockeye. In January 2001, we deconsolidated Sockeye concurrently with the sale by Sockeye of a majority interest in its equity to outside investors in return for $28 million in cash. We received no cash proceeds from Sockeye's sale of its capital stock, and our equity interest in Sockeye was reduced to approximately 40%. In accordance with the terms of the various outside investor agreements, we received a warrant to purchase additional voting shares of common stock of Sockeye, allowing us to maintain a 40% voting interest. In addition, we entered into a five-year renewable license agreement with Sockeye for additional technology that required Sockeye to pay to us a minimum monthly license fee of $1 million. Effective July 1, 2001, the parties terminated the original license agreement and entered into a new perpetual license agreement. Under the new perpetual license, Sockeye paid to us a one-time fee of $3.8 million. In addition, the parties entered into a quarterly service agreement that is renewable at Sockeye's discretion. Total license and service fees paid by Sockeye during year ended December 31, 2001 were $9.2 million. In addition, during the year ended December 31, 2001 Sockeye paid us $4.0 million for technology development work performed by us. The outside investors participating in the financing of Sockeye included Battery Ventures VI, L.P. and entities affiliated with it. Todd A. Dagres, a director of Akamai, is a member of Battery Partners VI, LLC, the general partner of Battery Ventures VI, L.P. George H. Conrades and F. Thomson Leighton, each directors of Akamai, also serve on the board of directors of Sockeye. Mr. Dagres does not serve on the board of directors of Sockeye.

APPROVAL OF AMENDMENT OF OUR EMPLOYEE STOCK PURCHASE PLAN

Overview

In the opinion of our board of directors, our future success depends, in large part, on our ability to maintain a competitive position in attracting, retaining and motivating our employees. Under our Employee Stock Purchase Plan, we are currently authorized to sell to our employees, through payroll deductions, up to an aggregate of 3,100,000 shares of our common stock.

As of March 31, 2002, there were 2,340,535 shares of our common stock available for future sale under the Employee Stock Purchase Plan. On March 12, 2002, our board of directors adopted an amendment to the Employee Stock Purchase Plan that would allow for a consistent and predictable increase, if necessary, in the number of shares of our common stock available for issuance on each enrollment date (June 1 and December 1 of each year) under the plan. The amendment provides that on each enrollment date, commencing on June 1, 2002 through and including October 28, 2009 (or earlier termination of the Employee Stock Purchase Plan), the number of shares of our common stock which shall be made available for sale under the plan shall be automatically increased by the number of shares of our common stock necessary to cause the number of shares then available for sale to be restored to 1,500,000, subject to adjustment in the event of certain changes to our capitalization. The amendment also provides that such increases shall in no event cause the aggregate number of shares of our common stock made available for sale under the plan to exceed 20,000,000 shares.

The board of directors believes that the mechanism implemented by this amendment will provide a predictable and efficient method for ensuring that there is a sufficient number of shares of our common stock available for issuance under the Employee Stock Purchase Plan to achieve the goals underlying it.

Summary of the Employee Stock Purchase Plan

The following summary of the Employee Stock Purchase Plan is qualified in its entirety by reference to the full text of the 1999 Employee Stock Purchase Plan, a copy of which is attached as Appendix A to the electronic copy of this Proxy Statement filed with the Commission and may be accessed from the Commission's home page (www.sec.gov). In addition, a copy of the Employee Stock Purchase Plan may be obtained by making a written request to our General Counsel.

Description of the Plan

The Employee Stock Purchase Plan permits employees of Akamai and our designated subsidiaries to purchase shares of our common stock from us through a series of offerings. Generally, each offering may last up to two years. Offerings under the Employee Stock Purchase Plan commence every six months, so at any given point in time, we will be conducting more than one offering. However, employees are only eligible to participate in one offering at a time. Each eligible employee may elect to have amounts withheld from his or her compensation, which amounts will accrue in an account for such employee during the period of an offering. On each June 1 and December 1 during the offering period, funds that have accrued in this account will be used to purchase common stock, subject to certain limitations, at a purchase price that is generally 85% of the fair market value of our the common stock on either the initial date of each offering, or on the last trading day prior to the date of purchase, whichever is less.

Eligibility

Persons eligible to participate in an offering under the Employee Stock Purchase Plan are generally those employees who (i) are employed by us at least seven calendar days prior to a given enrollment date, (ii) are customarily employed by us for more than five months in any calendar year and, (iii) immediately after an option grant, would not own five percent or more of the total combined voting power or value of all classes of stock of Akamai or our parent or subsidiary corporations or options for such stock.

Offering Periods

The Employee Stock Purchase Plan consists of consecutive, overlapping offering periods with a new offering period commencing on the first trading day on or after June 1 and December 1 of each year. The board may change the period of any offering that has not yet commenced if the board announces the change at least five days prior to the commencement of the offering.

Payroll Deductions

Eligible participants in the Employee Stock Purchase Plan may request that we withhold up to fifteen percent of their compensation. Payroll deductions are then credited to the participant's accounts and are withheld in whole percentages only. An employee may not make any additional payments into such account. An employee may discontinue participation in the Employee Stock Purchase Plan or may increase or decrease the rate of payroll deductions to not more than fifteen percent or less than zero percent not more than four times during each offering period.

Automatic Transfer to Low Price Offering Period

If the fair market value of our common stock on the last trading day of a purchase period in an offering period is lower than the fair market value of our common stock on the first day of such offering period, then all participants in such offering period will be automatically withdrawn from such offering period immediately after the exercise of their option and automatically re-enrolled in the immediately following offering period as of the first day thereof.

Grant of Option

On the first day of each offering period, each eligible employee participating in such offering period will be granted an option to purchase up to a whole number of shares of our common stock determined by dividing $50,000 by the fair market value of a share of our common stock on that day. The option shall be exercisable as to 25% of the total number of shares of our common stock on the last trading day of each purchase period. The option shall expire on the last day of the offering period.

Exercise of Option

A participant's option for the purchase of shares of our common stock is exercised automatically on the last trading day of each purchase period. Upon exercise, the participant will purchase the maximum number of full shares of our common stock subject to the option which vested on such date and can be purchased based upon the applicable purchase price and the accumulated payroll deductions in his or her account. Any money left over in a participant's account after the last trading day of each purchase period will be returned to the participant.

Purchase Price

The purchase price of the shares of our common stock to be sold pursuant to any given offering is equal to the lesser of (i) 85% of the fair market value of the shares on the first day of the offering period, or (ii) 85% of the fair market value of the shares on the last trading day of the purchase period. For so long as our common stock is traded on the Nasdaq National Market System, the fair market value of a share of our common stock on any given date shall be the last reported sale price.

Changes in Capitalization

In the event of a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, or any other increase or decrease in the number of shares of our common stock effected without receipt of consideration by us, the maximum number of shares of our common stock each participant may purchase during a purchase period and the price per share and the number of shares of our common stock covered by each option under the Employee Stock Purchase Plan which has not yet been exercised shall be proportionately adjusted.

Merger or Asset Sale

In the event of a sale of all or substantially all of our assets, or the merger of Akamai with or into another corporation, each outstanding option will be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or provide a substitute for the option, any purchase periods then in progress shall be shortened by setting a new exercise date and any offering periods then in progress shall end on the new exercise date. The new exercise date shall be before the date of any proposed sale or merger.

United States Federal Income Tax Consequences

The following generally summarizes the United States federal income tax consequences that will arise with respect to participation in the Employee Stock Purchase Plan and with respect to the sale of common stock acquired under the Employee Stock Purchase Plan. This summary is based on the tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below.

Tax Consequences to Participants. A participant will not have income upon enrolling in the Employee Stock Purchase Plan or upon purchasing shares of our common stock at the end of an offering.

A participant may have both compensation income and capital gain income if he or she sells stock that was acquired under the Employee Stock Purchase Plan at a profit (if the sales proceeds exceed the purchase price). If the participant sells the stock more than two years after the commencement of the offering during which the stock was purchased and more than one year after the date that the participant purchased the stock, then the participant will have compensation income equal to the lesser of:

- 15% of the value of the stock on the day the offering commenced; and

- the participant's profit.

Any excess profit will be long-term capital gain.

If the participant sells the stock prior to satisfying these waiting periods, then he or she will have engaged in a disqualifying disposition. Upon a disqualifying disposition, the participant will have compensation income equal to the value of the stock on the day he or she purchased the stock less the purchase price. If the participant's profit exceeds the compensation income, then the excess profit will be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

If the participant sells the stock at a loss (if sales proceeds are less than the purchase price), then the loss will be a capital loss. This capital loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Tax Consequences to Akamai. There will be no tax consequences to us except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

Board Recommendation

Our board of directors believes that the proposed amendment to the Employee Stock Purchase Plan is in the best interests of Akamai and our stockholders and, therefore, recommends that the stockholders vote FOR this proposal.

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Our board of directors has selected PricewaterhouseCoopers LLP, independent auditors, to audit our Financial Statements for the year ending December 31, 2002. PWC has audited our Financial Statements for each fiscal year since our inception. The affirmative vote of holders of a majority of the shares of our common stock represented at the meeting is necessary to ratify the appointment of PWC as our independent auditors and our board of directors recommends that the stockholders vote FOR confirmation of such selection. In the event of a negative vote, the board of directors will reconsider its selection. Representatives of PWC are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Audit Fees

The aggregate fees billed by PWC for professional services rendered for the audit of Akamai's financial statements for the fiscal year ended December 31, 2001 and for PWC's reviews of the financial statements included in Akamai's quarterly reports on Form 10-Q during such fiscal year were approximately $789,000.

Financial Information Systems Design and Implementation Fees

The aggregate fees billed by PWC for financial design and implementation services provided to us in the fiscal year ended December 31, 2001 were approximately $536,000.

All Other Fees

The aggregate fees billed by PWC for professional services, other than services related to the audit of Akamai's financial statements and financial information systems design and implementation services, during the fiscal year ended December 31, 2001 were approximately $206,000, of which approximately $116,000 represented fees for tax consulting services.

Board Recommendation

Our board of directors believes that the selection of PricewaterhouseCoopers LLP as independent auditors for the year ending December 31, 2002 is in the best interests of Akamai and our stockholders and, therefore, recommends that the stockholders vote FOR this proposal.

OTHER MATTERS

Our board of directors does not know of any other matters which may come before the Annual Meeting. However, if any other matters are properly presented to the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters.

All costs of solicitation of proxies will be borne by us. In addition to solicitations by mail, our board of directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and we will reimburse them for their reasonable out-of-pocket expenses incurred in connection with the distribution of proxy materials.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement or annual report may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you call or write us at the following address or phone number:

Akamai Technologies, Inc.
500 Technology Square
Cambridge, Massachusetts 02139
Attention: Investor Relations
Phone: 617-444-3000.

If you want to receive separate copies of the annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and phone number.

Deadline for Submission of Stockholder Proposals for the 2003 Annual Meeting

Proposals of stockholders intended to be presented at the 2003 Annual Meeting pursuant to Rule 14a-8 promulgated under the Exchange Act must be received by us no later than December 16, 2002 in order that they may be included in the proxy statement and form of proxy relating to that meeting.

In addition, our by-laws require that we be given advance notice of stockholder nominations for election to our board of directors and of other business which stockholders wish to present for action at an annual meeting of stockholders (other than matters included in our proxy statement in accordance with Rule 14a-8 under the Exchange Act). The required notice must be delivered by the stockholder and received by the Secretary at the principal executive offices of Akamai (i) no earlier than 90 days before and no later than 70 days before the first anniversary of the preceding year's annual meeting, or (ii) if the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from the first anniversary date, (a) no earlier than 90 days before the annual meeting and (b) no later than 70 days before the annual meeting or ten days after the day notice of the annual meeting was mailed or publicly disclosed, whichever occurs first.

OUR BOARD OF DIRECTORS ENCOURAGES STOCKHOLDERS TO ATTEND THE MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. A PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING AND YOUR COOPERATION WILL BE APPRECIATED. STOCKHOLDERS WHO ATTEND THIS MEETING MAY VOTE THEIR STOCK PERSONALLY EVEN THOUGH THEY HAVE SENT IN THEIR PROXIES.

By order of the Board of Directors,



KATHRYN JORDEN MEYER
Vice President, General Counsel
and Secretary

April 17, 2002